 Exhibit 99.5

 For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES CLOSING OF PRIVATE OFFERING OF US$250 MILLION OF SENIOR NOTES DUE 2020

CALGARY, ALBERTA (May 21, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce that it has closed its private offering of US$250 million of 8.500% senior unsecured notes due 2020 (the “notes”). Bellatrix intends to use the net proceeds from the note offering to partially repay borrowings outstanding under its bank credit facility, thereby strengthening the Company’s capital structure and increasing the Company’s liquidity.

In accordance with the terms of the Company’s bank credit facility, closing of the note offering will result in an automatic reduction of the Company’s borrowing base from $725 million to $667 million. Upon completion of the note offering, application of the net proceeds of $293 million, and the foregoing automatic borrowing base reduction, the Company’s net liquidity increased by approximately $235 million.

As a result of the timing of completion of the note offering, the Company expects that its semi-annual borrowing redetermination scheduled for May 31 will be deferred until June 2015. The Company's credit facilities are available on an extendible revolving basis and currently consist of a $75 million operating facility provided by a Canadian bank and a $592 million (pro forma the note offering) syndicated facility provided by nine financial institutions, subject to a borrowing base test. The revolving facilities mature on May 30, 2017, unless extended for a further period not to exceed a maximum term of up to 3 years. The borrowing base is subject to re-determination on May 31 and November 30 in each year prior to maturity.

The notes have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and, unless so registered, may not be offered or sold in the United States or to U.S. persons, except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. The notes also have not been and will not be qualified for public distribution under the securities laws of any Canadian jurisdiction and may not be offered or sold in Canada, except pursuant to an exemption from the prospectus requirements of such laws.

The notes were offered only in the United States to persons reasonably believed to be qualified institutional buyers in reliance on Rule 144A under the Securities Act and outside the United States to non-U.S. persons in reliance on Regulation S under the Securities Act. In Canada, the notes were offered and sold on a private placement basis in certain provinces to accredited investors in reliance on available exemptions from the prospectus requirement of applicable Canadian securities laws.

This announcement shall not constitute an offer to sell or the solicitation of an offer to buy the notes, nor has there been, or will there be any sale of the notes, in any state, province or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state, province or other jurisdiction.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

FORWARD LOOKING STATEMENTS:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the net proceeds of the note offering, the intended use thereof , the anticipated effects of the note offering on the Company’s capital structure and liquidity, the timing of the Company’s next borrowing base redetermination, and the Company’s expected available liquidity. Undue reliance should not be placed on these statements because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. In particular, these risks and uncertainties include risks associated with economic and industry conditions, volatility of commodity prices, currency fluctuations, stock market volatility, and economic or industry condition changes. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com. The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com